

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CAT Financial

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 24, 2017**

Caterpillar Financial Services Corporation
(Exact name of Registrant as specified in its charter)

001-11241
(Commission File Number)

Delaware	37-1105865
(State or other jurisdiction of incorporation)	(IRS Employer Identification Number)

2120 West End Avenue
Nashville, Tennessee 37203-0001
(Address of principal executive offices, with zip code)

(615) 341-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
☐

Item 2.02. Results of Operations and Financial Condition.

On October 24, 2017, Caterpillar Financial Services Corporation issued a press release reporting financial results for the quarter ended September 30, 2017. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated into this Item 2.02 by reference.

The information in this Current Report on Form 8-K, including Exhibit 99.1, is being furnished in accordance with the provisions of General Instruction B.2 of Form 8-K.

Item 9.01. Financial Statements and Exhibits.

d)   Exhibits:
   99.1   Caterpillar Financial Services Corporation press release dated October 24, 2017

<u>EXHIBIT INDEX</u>

<u>Exhibit No.</u>	<u>Description</u>
99.1	Caterpillar Financial Services Corporation press release dated October 24, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Caterpillar Financial Services Corporation

Date: October 24, 2017   By: */s/ Leslie S. Zmugg*
                                                                          Leslie S. Zmugg
                                                                          Secretary

Exhibit 99.1

Caterpillar Financial Services Corporation
3Q 2017 Earnings Release

October 24, 2017

FOR IMMEDIATE RELEASE

Cat Financial Announces Third-Quarter 2017 Results

Cat Financial reported third-quarter 2017 revenues of $673 million, an increase of $22 million, or 3 percent, compared with the third quarter of 2016. Third-quarter 2017 profit was $86 million, an $11 million, or 11 percent, decrease from the third quarter of 2016.

The increase in revenues was primarily due to a $15 million favorable impact from higher average financing rates and a $14 million favorable impact from lending activity with Caterpillar, partially offset by a $6 million unfavorable impact from lower average earning assets.

Profit before income taxes was $126 million for the third quarter of 2017, compared with $146 million for the third quarter of 2016. The decrease was primarily due to a $19 million increase in provision for credit losses and a $16 million increase in general, operating and administrative expenses primarily due to higher incentive compensation. These unfavorable impacts were partially offset by a $9 million favorable impact from lending activity with Caterpillar and an $8 million increase in net yield on average earning assets.

The provision for income taxes reflects an estimated annual tax rate of 30 percent in the third quarter of 2017, compared with 31 percent in the third quarter of 2016.

During the third quarter of 2017, retail new business volume was $2.78 billion, an increase of $83 million, or 3 percent, from the third quarter of 2016. The increase was primarily related to higher volume in Asia/Pacific and Mining, partially offset by decreases in Latin America and Caterpillar Power Finance.

At the end of the third quarter of 2017, past dues were 2.73 percent, compared with 2.77 percent at the end of the third quarter of 2016. Write-offs, net of recoveries, were $47 million for the third quarter of 2017, compared with $29 million for the third quarter of 2016. The increase in write-offs, net of recoveries, was primarily due to the Latin America and marine portfolios.

As of September 30, 2017, the allowance for credit losses totaled $343 million, or 1.27 percent of finance receivables, compared with $346 million, or 1.28 percent of finance receivables at September 30, 2016. The allowance for credit losses at year-end 2016 was $343 million, or 1.29 percent of finance receivables.

"Cat Financial's portfolio and business continues to perform well. We believe customer risk exposure is well managed, with a broad distribution of portfolio exposure across our global customer base," said Dave Walton, president of Cat Financial and vice president with responsibility for the Financial Products Division of Caterpillar Inc. "Cat Financial remains well positioned to serve Caterpillar customers and dealers worldwide through financial services excellence."

For over 35 years, Cat Financial, a wholly owned subsidiary of Caterpillar Inc., has been providing financial service excellence to customers. The company offers a wide range of financing alternatives to customers and Cat dealers for Cat machinery and engines, Solar® gas turbines, and other equipment and marine vessels. Cat Financial has offices and subsidiaries located throughout North and South America, Asia, Australia and Europe, with its headquarters in Nashville, Tennessee.

Caterpillar contact: Corrie Scott, 224-551-4133 (Office), 808-351-3865 (Mobile) or Scott_Corrie@cat.com

STATISTICAL HIGHLIGHTS:

THIRD-QUARTER 2017 VS. THIRD-QUARTER 2016
(ENDED SEPTEMBER 30)
(Millions of dollars)

	2017		2016		CHANGE
Revenues	$	673	$	651	3 %
Profit Before Income Taxes	$	126	$	146	(14)%
Profit	$	86	$	97	(11)%
Retail New Business Volume	$	2,777	$	2,694	3 %
Total Assets	$	33,683	$	34,341	(2)%

NINE-MONTHS 2017 VS. NINE-MONTHS 2016
(ENDED SEPTEMBER 30)
(Millions of dollars)

	2017		2016		CHANGE
Revenues	$	2,011	$	1,953	3 %
Profit Before Income Taxes	$	457	$	439	4 %
Profit	$	315	$	299	5 %
Retail New Business Volume	$	7,809	$	8,046	(3)%

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this earnings release may be considered "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may relate to future events or our future financial performance, which may involve known and unknown risks and uncertainties and other factors that may cause our actual results, levels of activity, performance or achievement to be materially different from those expressed or implied by any forward-looking statements. From time to time, we may also provide forward-looking statements in oral presentations to the public or in other materials we issue to the public. Forward-looking statements give current expectations or forecasts of future events about the company. You may identify these statements by the fact that they do not relate to historical or current facts and may use words such as "believes," "expects," "estimates," "anticipates," "will," "should," "plan," "project," "intend," "could" and similar words or phrases. These statements are only predictions. Actual events or results may differ materially due to factors that affect international businesses, including changes in economic conditions, disruptions in the global financial and credit markets and changes in laws, regulations and political stability, as well as factors specific to Cat Financial and the markets we serve, including the market's acceptance of our products and services, the creditworthiness of our customers, interest rate and currency rate fluctuations and estimated residual values of leased equipment. These risk factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. We cannot predict these new risk factors, nor can we assess the impact, if any, of these new risk factors on our businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Moreover, we do not assume responsibility for the accuracy and completeness of those statements. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K filed on February 15, 2017 with the Securities and Exchange Commission for the fiscal year ended December 31, 2016 and similar sections in our subsequent quarterly report on Form 10-Q, which describe risks and factors that could cause results to differ materially from those projected in the forward-looking statements. Cat Financial undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.